UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

                  For the fiscal year ended December 31, 2001


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from        to
                                        ------    ------

         Commission file number 33-94154

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Foamex L.P. 401(k) Savings Plan
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Foamex International Inc.
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000

                              REQUIRED INFORMATION

The following financial statements for the Foamex L.P. 401(k) Savings Plan are being filed herewith:

Independent Auditors' Report                                                                                    6

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000                                7

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000       8

Notes to Financial Statements                                                                                   9

Supplemental Schedule:

    Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes
                                   as of December 31, 2001                                                     15

The following exhibit is being filed herewith:

Exhibit No.                                         Description
-----------                                   ----------------------------

    1                                         Independent Auditors' Consent                                    16



                               Page 2 of 16 Pages

                                   SIGNATURES



The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 FOAMEX L.P. 401(k) SAVINGS PLAN
                                 (Name of Plan)




Dated:  June 27, 2002            By: /s/ James T. Van Horn
                                     ---------------------------
                                     James T. Van Horn
                                     Executive Vice President - Human Resources



                               Page 3 of 16 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                              FINANCIAL STATEMENTS
            as of and for the years ended December 31, 2001 and 2000
                              SUPPLEMENTAL SCHEDULE
                             as of December 31, 2001
                                       and
                          INDEPENDENT AUDITORS' REPORT


                               Page 4 of 16 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                                TABLE OF CONTENTS


                                                                                                               Page
Independent Auditors' Report                                                                                    6

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000                                7

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000       8

Notes to Financial Statements                                                                                   9

Supplemental Schedule:

         Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes
                                       as of December 31, 2001                                                 15


                               Page 5 of 16 Pages

                          Independent Auditors' Report


To the Trustee and Participants of the
Foamex L.P. 401(k) Savings Plan
Linwood, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Foamex L.P. 401(k) Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


  /s/ Deloitte & Touche LLP
--------------------------------
Parsippany, New Jersey
June 26, 2002


                               Page 6 of 16 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                          December 31, 2001            December 31, 2000
                                                          -----------------            -----------------
ASSETS:
Investments                                                  $68,327,622                  $67,450,489

Receivables:
   Employer contributions receivable                             258,539                      239,928

   Participant contributions receivable                           68,314                       67,437
                                                             -----------                  -----------

   Total receivables                                             326,853                      307,365
                                                             -----------                  -----------

Total assets                                                  68,654,475                   67,757,854
                                                             -----------                  -----------

LIABILITIES:
Administrative expenses payable                                   45,214                      129,444
                                                             -----------                  -----------

Total liabilities                                                 45,214                      129,444
                                                             -----------                  -----------

Net assets available for benefits                            $68,609,261                  $67,628,410
                                                             ===========                  ===========

                 The accompanying notes are an integral part of
                           the financial statements.

                               Page 7 of 16 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                          December 31, 2001            December 31, 2000
                                                          -----------------            -----------------
ADDITIONS:

Investment income:
   Interest and dividends                                    $ 2,632,334                  $ 6,196,684

   Net depreciation in fair value of investments              (3,821,275)                  (8,981,429)
                                                             -----------                  -----------

     Total investment loss                                    (1,188,941)                  (2,784,745)
                                                             -----------                  -----------

Contributions:
   Participants                                                5,687,391                    5,909,049

   Employer                                                    1,020,996                    1,093,095

   Rollover                                                      887,969                      166,716
                                                             -----------                  -----------

     Total contributions                                       7,596,356                    7,168,860
                                                             -----------                  -----------

Total additions                                                6,407,415                    4,384,115
                                                             -----------                  -----------

DEDUCTIONS:

Deductions from net assets attributed to:
Benefits paid to participants                                  5,262,465                    9,441,820

Administrative expenses                                          164,099                      562,716
                                                             -----------                  -----------

Total deductions                                               5,426,564                   10,004,536
                                                             -----------                  -----------

Net increase/(decrease)                                          980,851                   (5,620,421)

Net assets available for benefits, beginning of year          67,628,410                   73,248,831
                                                             -----------                  -----------

Net assets available for benefits, end of year               $68,609,261                  $67,628,410
                                                             ===========                  ===========


                 The accompanying notes are an integral part of
                           the financial statements.


                               Page 8 of 16 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

     GENERAL

     The following description of the Foamex L.P. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan and is available to eligible employees of Foamex L.P. and Foamex Carpet Cushion, Inc. ("Foamex Carpet"). Eligible employees may enter the Plan on the first day of any month following thirty days from their date of hire. The Plan sponsor is Foamex L.P., which is an indirect majority-owned subsidiary of Foamex International Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     As of October 1, 2000, the Plan changed its Trustee/Custodian and Recordkeeper from Wilmington Trust Company and PricewaterhouseCoopers LLP, respectively, to Fidelity Investments, who performs both functions. Participants were able to reallocate their funds after a blackout period. The current investment choices in the Fidelity Investment program are outlined in the section entitled "Investments" below. All other aspects of the Plan, except as described in the Notes herein, remained the same.

     CONTRIBUTIONS

     Participants may contribute between 1% and 20% of their compensation, as defined, to the Plan subject to limitations of the Internal Revenue Code. Participants may also rollover distributions from other qualified plans. For most participants, the employer makes a quarterly matching contribution of $.25 for each $1.00 contributed by the participant, up to the first 4% of compensation. Participants employed by the employer on the last day of the quarter are eligible to receive the Company Match. For most participants, the employer is required to make an additional quarterly contribution equal to 25% of the participant's contribution invested in the Foamex Stock Fund, up to 4% of eligible pay. Certain union represented employees receive matching contributions in accordance with respective collective bargaining agreements. Participant accounts are charged with an allocation of administrative expenses.

     VESTING

     Non-union and some union participants are vested immediately in their contributions and the employer matching contributions plus actual earnings thereon. Some participants who are members of collective bargaining unions are vested in the employer matching contributions after five years of service. Forfeitures are used to reduce future employer matching contributions. There were forfeitures of $7,360 during 2001 and $4,116 during 2000.

     PAYMENT OF BENEFITS

     Upon termination of employment, a participant (or their beneficiary) will receive a lump-sum amount equal to the value of their vested account balance, if the value of their vested account balance is less than $5,000. An election to defer the distribution until a later date (but no later than age 70 1/2 unless the participant remains an active employee) can be made for those participants whose account balance exceeds $5,000. Participants who were members of the former General Felt Industries, Inc. defined contribution plan may elect to receive their distributions upon termination in equal monthly installments over a period of time not to exceed the life expectancy of the participant or their beneficiary.

     PARTICIPANT LOANS

     Under certain circumstances, participants may borrow from their vested account balance a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have two loans outstanding at a time. The loans mature from one to five years or up to 20 years if used for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear a fixed interest rate of prime (as defined) plus 1%. The loan interest rate is established at the inception of the loan according to the Plan provisions.


                               Page 9 of 16 Pages

     INVESTMENTS

     A separate account is maintained for each participant. Investment income of each fund is allocated to a participant's account based on the ratio of the participant's balance of the fund to all participating accounts of the fund. Plan investments, directed by the participants, are maintained in the funds and participant loans described below (fund descriptions are from fund brochures and other Plan documents):

     Janus Worldwide Fund - A fund that seeks long-term capital growth in a manner consistent with the preservation of capital. The fund invests primarily in common stocks of foreign and domestic companies. The fund has the flexibility to invest on a worldwide basis, in companies and organizations of any size. The fund normally invests in issuers from at least five different countries, including the United States; however, it may at times invest in fewer than five countries or even in a single country.

     Foamex Stock Fund - A fund that invests solely in Foamex International Inc. common stock. All such shares are purchased on the open market. In addition, the fund invests an amount in short-term investments to facilitate exchanges, withdrawals, loans and disbursements.

     PIMCO Total Return Fund-Administrative Class - A fund that seeks to provide high total return that exceeds general bond market indices. The fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years), investments may also include short- and long-maturity bonds.

     Morgan Stanley Institutional Fund Trust Mid Cap Growth Portfolio Adviser Class - A fund that seeks long-term capital growth. The fund invests mostly in common stocks of small- to mid-sized companies with market caps between $1 billion and $10 billion that are growing rapidly and are expected to continue to grow and perform well.

     Spartan(R) U.S. Equity Index Fund - A fund that seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stock publicly traded in the United States. The fund invests at least 80% of assets in common stocks included in the S&P 500(R), which broadly represents the performance of common stocks publicly traded in the United States.

     Fidelity Growth Company Fund - A fund that seeks capital appreciation. The fund normally invests primarily in common stocks. The fund invests in companies that the fund manager believes have above-average growth potential. The fund may invest in securities of domestic and foreign issuers.

     Fidelity Balanced Fund - A fund that seeks income and capital growth consistent with reasonable risk. The fund normally invests approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when the outlook for the markets is neutral. The fund will invest at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stock). The fund may invest in securities of domestic and foreign issuers.

     Fidelity Low-Priced Stock Fund - A fund that seeks capital appreciation. The fund normally invests at least 65% of total assets in low-priced common stock ($35 or less at time of purchase), which can lead to investments in small and medium-sized companies. The fund may invest in securities of domestic and foreign issuers. The fund may invest in "growth" or "value" stocks or both. Effective on or before July 31, 2002, the fund will normally invest at least 80% of its assets in low-priced stocks.

     Fidelity Equity-Income II Fund - A fund that seeks reasonable income. The fund also considers the potential for capital appreciation. The fund normally invests at least 80% of total assets in income producing equity securities, which tends to lead to investments in large cap "value" stocks. The fund may potentially invest in other types of equity securities and debt securities, including lower-quality debt securities. The fund may invest in securities of domestic or foreign issuers.


                              Page 10 of 16 Pages

     The Fidelity Freedom Funds(R) listed below are designed with target retirement dates and seek high total return. The Fidelity Freedom Funds(R) invest in other Fidelity mutual funds to provide moderate asset allocation. Each Fidelity Freedom Fund(R) is designed to become more conservative over time so participants can stay with the same fund before and after retirement.

          Fidelity Freedom 2000 Fund - A fund that seeks high total return for those retired around 2000. The fund invests approximately 26% in Fidelity stock mutual funds, 42% in Fidelity bond mutual funds and 32% in Fidelity money market mutual funds. The percentages represent anticipated target asset allocation at March 31, 2002.

          Fidelity Freedom 2010 Fund - A fund that seeks high total return for those planning to retire around 2010. The fund invests approximately 47% in Fidelity stock mutual funds, 44% in Fidelity bond mutual funds and 9% in Fidelity money market mutual funds. The percentages represent anticipated target asset allocation at March 31, 2002.

          Fidelity Freedom 2020 Fund - A fund that seeks high total return for those planning to retire around 2020. The fund invests approximately 71% in Fidelity stock mutual funds and 29% in Fidelity bond mutual funds. The percentages represent anticipated target asset allocation at March 31, 2002.

          Fidelity Freedom 2030 Fund - A fund that seeks high total return for those planning to retire around 2030. The fund invests approximately 83% in Fidelity stock mutual funds and 17% in Fidelity bond mutual funds. The percentages represent anticipated target asset allocation at March 31, 2002.

          Fidelity Freedom 2040 Fund - A fund that seeks high total return for those planning to retire around 2040. The fund invests approximately 90% in Fidelity stock mutual funds and 10% in Fidelity bond mutual funds. The percentages represent anticipated target asset allocation at March 31, 2002.

     Fidelity Retirement Money Market Portfolio - This money market mutual fund seeks to invest in U.S. dollar denominated money market securities and repurchase agreements for those securities, and may enter into reverse repurchase agreements. The fund also invests more than 25% of total assets in the financial services industry. An investment in this portfolio is not guaranteed or insured by the FDIC or any other government agency.

     Fidelity Managed Income Portfolio - A fund that seeks to preserve the principal investment, while earning interest income. The fund will try to maintain a stable $1 unit price. The fund is a collective trust (Note 4) and invests in investment contracts issued by insurance companies and other financial institutions and in fixed income securities as further described below. A portion of the fund is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the fund and for the repayment of principal when the contract matures. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. Some investment contracts are structured solely as a general debt obligation of the issuer. Other investment contracts ("wrap contract") are purchased in conjunction with an investment by the fund in fixed income securities, which may include United States Treasury bonds, corporate bonds, mortgage-backed securities, asset-backed securities and bond funds.

     Institutional Investors' Stable Asset Fund - A fund that seeks to provide investors with a consistent rate of return while preserving capital and avoiding market risk. It is a tax-exempt collective investment trust (Note 4) that includes investments in investment contracts issued by insurance companies, banks, and other financial institutions, as well as cash and cash equivalents.

     The Plan provides for various investment options in mutual funds, which invest in any combination of stocks, bonds (fixed income) securities, other mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts


                              Page 11 of 16 Pages
reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION - The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION - From January 1, 2000 to September 30, 2000, the Plan maintained a contract with The Wilmington Trust Company, the Plan trustee/custodian, which provided for investment of contributions, at the participants' direction, in various separate investment mutual funds and the Foamex Stock Fund. Beginning on October 1, 2000, Fidelity Investments has performed the function of trustee/custodian. Participant loans are stated at fair value. The Plan's remaining investments are stated at fair value as determined by published market quotes as of the date of valuation, with the exception of the collective trust investments, which are stated at contract value (Note 4).

     Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     ADMINISTRATIVE   EXPENSES  -   Administrative   expenses,   which   include
recordkeeping, trustee, legal, and other professional fees, were paid by the Plan for 2001 and 2000.

     NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS - Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the net unrealized appreciation (depreciation) of the Plan's investments.

     PAYMENT OF BENEFITS - Benefit payments are recorded when paid.

3.   INVESTMENTS

     The Plan's investments at December 31, 2001 and 2000 were as follows:

                                                                      2001            2000
                                                                   -----------     -----------
     Janus Worldwide Fund (B) (C)                                  $ 7,746,522     $10,961,600
     Foamex Stock Fund (A) (B) (C)                                   7,020,696       5,470,316
     PIMCO Total Return Fund-Administrative Class Shares               789,898         167,053
     Morgan Stanley Institutional Fund Trust
       Mid Cap Growth Portfolio Adviser Class Shares                   527,159         519,656
     Spartan U.S. Equity Index Fund (A) (B) (C)                      4,164,748       4,513,455
     Fidelity Growth Company Fund (A)                                  770,932         447,533
     Fidelity Balanced Fund (A) (B) (C)                              4,882,818       4,867,318
     Fidelity Low-Priced Stock Fund (A)                                941,817          85,857
     Fidelity Equity-Income II Fund (A) (B) (C)                     19,326,619      21,625,323



                              Page 12 of 16 Pages

3.   INVESTMENTS (continued)

                                                                      2001            2000
                                                                   -----------     -----------
     Fidelity Freedom 2000 Fund (A)                                     87,963           2,138
     Fidelity Freedom 2010 Fund (A)                                    484,566          74,851
     Fidelity Freedom 2020 Fund (A)                                    303,960         139,919
     Fidelity Freedom 2030 Fund (A)                                    186,587          35,402
     Fidelity Freedom 2040 Fund (A)                                     41,342           7,952
     Fidelity Retirement Money Market Portfolio (A)                  1,162,736         252,942
     Fidelity Managed Income Portfolio(A) (B) (D)                   15,020,213               -
     Institutional Investors' Stable Asset Fund (C) (D)                      -      13,880,076
     Participant Loans (B) (C)                                       4,869,046       4,399,098
                                                                   -----------     -----------
       Total                                                       $68,327,622     $67,450,489
                                                                   ===========     ===========

(A)      Party-in-Interest.
(B)      2001 investment balance is greater than 5% of net assets available for benefits as of December 31, 2001.
(C)      2000 investment balance is greater than 5% of net assets available for benefits as of December 31, 2000.
(D)      See Note 4.

     During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value as follows:

                                                 Increase/(Decrease)
                                               2001               2000
                                           ------------       ------------
     Mutual Funds                          $(6,098,323)       $(7,083,913)
     Collective Trust Funds (Note 4)                 -            714,704
     Common Stock                            2,277,048         (2,612,220)
                                           -----------        -----------
       Net decrease                        $(3,821,275)       $(8,981,429)
                                           ===========        ===========

4.   COLLECTIVE TRUST FUNDS

     The Plan was a party to benefit-responsive investment contracts in 2001 and 2000. Effective August 1, 2001, the assets of the Institutional Investors' Stable Asset Fund (Note 1) were transferred to the Fidelity Managed Income Portfolio (Note 1). Both of these funds are in the form of a collective trust. Collective trusts are credited with the earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The fund is reported in the financial statements at contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There is no immediate recognition of investment gains and losses on certain fixed income securities investments. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5.82% and 6.34% for 2001 and 2000, respectively.

5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of benefits paid to participants as shown in the financial statements to the Form 5500:

                                                                            2001           2000
                                                                         ----------     ----------
Benefits paid to participants as shown in the financial statements       $5,262,465     $9,441,820
Add:  Amounts allocated to withdrawing participants - current year                -              -
Less:  Amounts allocated to withdrawing participants - prior year                 -        252,232
                                                                         ----------     ----------
Benefits paid to participants as shown in the Form 5500                  $5,262,465     $9,189,588
                                                                         ==========     ==========


                              Page 13 of 16 Pages

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management service totaled $186,824 during the year ended December 31, 2001 and $87,039 during the period October 1, 2000 to December 31, 2000.

7.   INCOME TAX STATUS

     On August 12, 1998, the Internal Revenue Service issued a determination letter that the Plan met the requirements of Section 401 of the Internal Revenue Code (the "Code") and was exempt from federal income taxes under Section 501(a) of the Code. The Plan was amended and restated effective as of January 1, 2001. On March 14, 2002, the Internal Revenue Service issued a determination letter that the amended and restated Plan meets the requirements of Section 401 of the Code and is exempt from federal income taxes under Section 501(a) of the Code. The Plan Administrator believes that the Plan is being operated in accordance with the provisions of the Plan and of the Code. Therefore, no provision for income taxes has been disclosed.

8.   SUBSEQUENT EVENT

     Foamex Carpet was converted into a limited liability company and was contributed to Foamex L.P. on March 25, 2002. The conversion to a limited liability company did not change the eligibility of Foamex Carpet employees to participate in the Plan.


                              Page 14 of 16 Pages

                                                   SCHEDULE H, PART IV, ITEM 4i

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 2001

Party-in-                                                              Fair
Interest   Description of Investment                                   Value
--------   -------------------------                                -----------
  N/A      Janus Worldwide Fund                                     $ 7,746,522

  *        Foamex Stock Fund                                          7,020,696

  N/A      PIMCO Total Return Fund-Administrative Class                 789,898

  N/A      Morgan Stanley Institutional Fund Trust
              Mid Cap Growth Portfolio Adviser Class                    527,159

  *        Fidelity Growth Company Fund                                 770,932

  *        Fidelity Balanced Fund                                     4,882,818

  *        Fidelity Low-Priced Stock Fund                               941,817

  *        Fidelity Equity-Income II Fund                            19,326,619

  *        Fidelity Freedom 2000 Fund                                    87,963

  *        Fidelity Freedom 2010 Fund                                   484,566

  *        Fidelity Freedom 2020 Fund                                   303,960

  *        Fidelity Freedom 2030 Fund                                   186,587

  *        Fidelity Freedom 2040 Fund                                    41,342

  *        Fidelity Retirement Money Market                           1,162,736

  *        Fidelity Managed Income Portfolio                         15,020,213

  *        Spartan U.S. Equity Index Fund                             4,164,748

  N/A      Participant loans, maturing through 2020 at an annual
            interest rate of prime plus 1%. During 2001, interest
            rates ranged from 6.0% to 10.50%                          4,869,046
                                                                    -----------

       Total investments                                            $68,327,622
                                                                    ===========

*      Party-in-interest investment


                              Page 15 of 16 Pages

                          INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in Registration Statement Number 33-94154, of Foamex International Inc. on Form S-8 of our report dated June 26, 2002 appearing in this Annual Report on Form 11-K relating to the financial statements and schedule of the Foamex L.P. 401(k) Savings Plan for the year ended December 31, 2001.


/s/ Deloitte & Touche LLP
-------------------------

Parsippany, New Jersey
June 26, 2002

                              Page 16 of 16 Pages